Exhibit 99.1

(current corporate denomination of Perdigão S.A.)

A Publicly Traded Company

CNPJ Nr. 01.838.723/0001-27

CONVOCATION NOTICE

ORDINARY AND EXTRAORDINARY GENERAL MEETING

The Shareholders of BRF — Brasil Foods S.A. are hereby invited to meet in an Ordinary and Extraordinary General Meeting to be held on March 31, 2010 at 10:30 a.m. at the Company’s registered offices at Rua Jorge Tzachel, 475, in the city of Itajaí, state of Santa Catarina, to deliberate on the following agenda:

1.	Examine and vote on the Management Report, Financial Statements and other documents with respect to the fiscal year ending December 31, 2009, and decide on the allocation of the results;

2.	Ratify the distribution of dividends or interest on shareholders’ equity according to the resolution of the Board of Directors;

3.	Ratify the election of a member to the Board of Directors at the Meeting of the Board of Directors held on December 17, 2009;

4.	Elect the Fiscal Council/Audit Committee;

5.	Establish the annual and aggregate compensation of the members of management and the Fiscal Council;

6.	Ratify the increase in capital in connection with the exercise of the option to purchase additional shares (greenshoe), exercised by Banco UBS Pactual on August 20, 2009;

7.	Approve the Compensation Plan based on Shares and the policies for stock options for the executives of BRF — Brasil Foods S.A;

8.

Approve the Compensation Plan based on Shares and the policiesfor stock options for the executives of Sadia S.A., with shares issued by BRF — Brasil Foods S.A., pursuant to the Association Agreement and Sadia’s Stock Option Plan;

9.

Approve the stock split of the Company’s Shares in the proportion of 100% with the issue of one new share for each existing share, and a change in ratio such that the ADRs (American Depositary Receipts) will have the same proportional base = 1 share for 1 ADR;

10.

Ratify the choice of the company, KPMG Auditores Independentes, appointed by this Board of Directors to prepare the Valuation Reports on the accounts of the Companies AVIPAL NORDESTE S.A and HFF PARTICIPAÇÕES S.A., respectively;

11.	Approve the Valuation Reports and the Protocols and Justifications for Incorporation;

12.	Approve the incorporation of the Companies AVIPAL NORDESTE S.A and HFF PARTICIPAÇÕES S.A by BRF — Brasil Foods S.A with the consequent extinguishment of the incorporated companies;

13.	Ratify the official newspapers for publication of the Company’s notices — Diário Oficial de Santa Catarina, Diário Catarinense and Valor Econômico.

Pursuant to the provisions of Article 13 of the Bylaws, the Shareholders shall submit to Avenida Escola Politécnica, 760 – 2º floor, Jaguaré, São Paulo-SP, Investor Relations department, until March 26, 2010, the last date that is at least 5 (five) days before the date on which the Ordinary and Extraordinary General Meeting is to be held, a power of attorney. Participating shareholders who hold shares of the Company through a custodian in the fungible depository service shall present a statement issued by the institution responsible for the custodian containing the respective shareholding position.

The shareholders wishing to access the information or clarify doubts with respect to the aforesaid proposals should contact the Investor Relations department of the Company by calling +55 11 - 3718-5301/5306/5791/5465 or by e-mail: ações@brasilfoods.com. All documents pertaining to this Meeting are at the disposal of the shareholders on the website: www.brasilfoods.com/ir., as is the system of powers of attorney for permitting the participation of shareholders. In addition, the Meeting will be transmitted via video conference to the office in São Paulo, situated at Avenida Escola Politécnica, 760 – 2nd floor for the shareholders that so prefer.

São Paulo (SP), March 12, 2010.

NILDEMAR SECCHES	LUIZ FERNANDO FURLAN
Co-Chairman	Co-Chairman